[Letterhead of Wachtell, Lipton Rosen and Katz]

June 23, 2011

Jay Ingram

Jessica Kane

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	SunCoke Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 3, 2011

File No. 333-173022

Dear Mr. Ingram:

On behalf of our client, SunCoke Energy, Inc. (“SunCoke” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 13, 2011, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and is enclosing six courtesy copies of such Amendment No. 3 marked to show changes from the Registration Statement as filed on June 3, 2011. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 3.

General

1.	We note that you filed a confidential treatment request for several exhibits on June 6, 2011. Please note that comments regarding your confidential treatment request will be sent under separate cover. Please be advised that comments on the outstanding confidential treatment request must be resolved before we will accept a request to accelerate the effectiveness of the registration statement.

Response: The Company acknowledges the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

2.	We note that you intend to issue senior notes in a concurrent private offering. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the private offering referenced in your disclosure on page 191. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the note offering, please explain. Refer generally to SEC Release No. 33-8828 (Aug. 3, 2007).

Response: The Company respectfully submits that its private offering of senior notes concurrent with the Company’s initial public offering will not be deemed to constitute an improper “general solicitation” or “general advertising” under the Commission’s guidance in Securities Act Release No. 8828 (“Release 8828”) and in its Compliance and Disclosure Interpretation 139.25 (the “CDI”).

In Release 8828, the Commission stated that “the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” The Commission distinguished situations in which a company “files a registration statement and seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement,” in which case the Commission indicated the Section 4(2) exemption would not be available for the offering, from cases where “the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort,” in which case the Commission concluded “the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

The Company supplementally informs the Staff that the Company’s private placement of senior notes will be conducted solely through a 144A offering process directed only to (x) qualified institutional buyers and (y) non-U.S. persons outside the United States in reliance on Regulation S, and in each case, the Company will not solicit interest in the private placement through the use of the Registration Statement. As expressed in Release 8828, one of the key questions in the analysis of whether the offering is exempt from the registration requirements of the Securities Act is a determination that buyers in a private placement are not

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

solicited in a manner that uses the public offering process and the prospectus for such public offering as a general solicitation. The Company will solicit qualified institutional buyers (and non-U.S. buyers outside the U.S. pursuant to Regulation S) only in a separate marketing process using a customary offering memorandum and solicitation process involving direct contact with the Company and its agents. In the case of a 144A bond offering like the one contemplated by the Company, the target buyers of the bonds are within a specific market for that type of security. In accordance with the guidance in Release No. 8828, the potential bond purchasers will not be identified or contacted through the marketing of the public equity offering and the Company does not anticipate, and will not accept offers from, any purchasers that independently contact the issuer as a result of reviewing the Registration Statement.

The Company respectfully submits that, under these facts, consistent with the Commission’s guidance in Release 8828, the Company’s private offering of senior notes concurrent with the Company’s initial public offering will not be deemed to constitute an improper “general solicitation” or “general advertising,” and the Company is therefore permitted to conduct the public equity offering and the private debt offering concurrently.

Prospectus Summary, page 1

Recent Developments, page 7

3.	Please disclose the total debt you will hold after completing the public offering and the private offering of senior notes and entering into the credit facilities.

Response: The Company acknowledges the Staff’s comment, and respectfully informs the Staff that it intends to disclose the total amount of debt in a subsequent amendment to the Registration Statement, which amendment shall also include the price range for the Company’s common stock.

4.	Please disclose the expected interest rates for each of the debt instruments to be entered into concurrently with the offering transactions. The interest rates would appear to be material to investors, as interest expense will have a significant impact on your consolidated financial statements going forward.

Response: The Company acknowledges the Staff’s comment, and respectfully informs the Staff that it intends to disclose the expected interest rates for each of the debt instruments in a subsequent amendment to the Registration Statement, which amendment shall also include the price range for the Company’s common stock.

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

5.	Please disclose how you intend to use the proceeds from the new debt instruments.

Response: The Company has revised the Registration Statement on page 7 in response to the Staff’s comment.

6.	We note that the consummation of the public offering is conditioned upon Sunoco’s receipt from you of $575 million from the proceeds of your debt financing. Please disclose the reason for this payment. On page 50, it appears that this payment will be made to satisfy a portion of your intercompany debt to Sunoco. We further note that the consummation of the credit facilities and the senior notes and the consummation of the public offering are conditioned on each other. Please disclose these conditions and any other conditions to the public offering in the section entitled “The Offering” on page 10.

Response: The Company has revised the Registration Statement on pages 7, 10 and 11 in response to the Staff’s comment.

The Underwriting and Exchange, page 8

7.	We note your response to comment two in our letter dated May 25, 2011, in which you intend to disclose the value of the debt obligations held by the debt exchange parties that will be exchanged for your shares of common stock on page 199 of the Form S-1. Considering the significance of this transaction to this offering, please also include this disclosure in the Prospectus Summary.

Response: The Company has revised the Registration Statement on page 8 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements, page 50

8.

We note your disclosure on page seven that there is no assurance that you will enter into the credit facilities and senior notes offering concurrently with the IPO and that you are also unable to determine the final terms of the credit facilities and senior notes. In accordance with Article 11-02(b)(8) of Regulation S-X, please present separate pro forma presentations for the various outcomes (i.e., IPO without the financing, IPO with the financing, IPO with other financing terms, et cetera). Please present the contribution of The Claymont Investment Company and the IPO in a separate column from the financing transactions in each of the separate presentations. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance. Please also revise your other sections in the Form S-1 that provide summary pro forma financial information to disclose the results of the various outcomes related to the uncertain financing and corresponding terms (i.e., Summary Historical

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

and Pro Forma Financial and Operating Data, Risk Factors, Capitalization, Description of Certain Indebtedness, et cetera).

Response: Because the IPO will be conditioned on Sunoco’s receipt of $575 million from the proceeds of the Company’s debt financing, the Company has revised the Registration Statement on page 7 to remove the statements that there is no assurance that the Company will enter into the credit facilities and senior notes offering concurrently with the IPO and that the Company is unable to determine the final terms of the credit facilities and senior notes. With this modification, the Company respectfully submits that separate pro forma presentations for the various outcomes (i.e., IPO without the financing, IPO with the financing, IPO with other financing terms, et cetera) would not be necessary or helpful additional disclosure for investors. The Company has revised the Registration Statement on pages 52 through 54 in response to the Staff’s comment to present the borrowings and related fees under the senior notes and the credit facilities in a separate column titled “Financing Transactions” and to present the contribution of The Claymont Investment Company and other separation transactions in a separate column titled “Separation Transactions.” The Company respectfully submits that no separate IPO column should be included in the pro forma presentation because, as disclosed in the Registration Statement, the Company is not receiving any proceeds from the IPO.

1. Pro Forma Adjustments and Assumptions, page 54

9.	We note that you have reduced Advances from affiliate by $290,808,000 due to the consolidation of The Claymont Investment Company per note (D). However, we did not note disclosure in Note 3 to the consolidated financial statements as of March 31, 2011 for any obligations by SunCoke to The Claymont Investment Company. As such, please provide a more comprehensive explanation as to how the consolidation of The Claymont Investment Company results in a reduction of your advances from affiliate.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment.

10.	Please revise your disclosure for note (G) to explain how you determined the amounts to be reclassified from Sunoco’s net parent investment to common stock and additional paid in capital in connection with the transactions. Please refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment.

11.	Please revise your adjustment referenced by note (I) to use the stated interest rates for each of the three debt instruments that will be entered into

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

concurrently with the transactions. Please provide a sensitivity analysis for those debt instruments with a variable interest rate. In this regard, it appears that the senior notes will have a fixed interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment. Please note that this revision is reflected in Note (H), formerly note (I). The Company respectfully informs the Staff that it intends to disclose the interest rates for each of the debt instruments in a subsequent amendment to the Registration Statement, which amendment shall also include the price range for the Company’s common stock.

12.	Please revise note (J) to provide a specific explanation as to what this adjustment is and how you calculated the adjustment amount. Please refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment. Please note that this revision is reflected in Note (I), formerly note (J).

13.	Please revise note (K) to state the term of the debt instruments the debt financing fees are being amortized over. Please refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment. Please note that this revision is reflected in Note (J), formerly note (K).

14.	Please revise note (L) to explain how you calculated the change in borrowing costs that would have been capitalized. Please refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment. Please note that this revision is reflected in a new note (K) and also in note (L), formerly note (H).

15.	Please revise note (M) to clarify that you used your statutory tax rate to estimate the tax impact of the adjustments. Please refer to Instruction 7 to Article 11-02 of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

16.	In the third full paragraph on page 56, we note that you acquired HKCC Companies for approximately $52 million and certain contingent consideration. Please disclose the contingent consideration in more detail, including the factors upon which the consideration is contingent.

Response: The Company has revised the Registration Statement on page 57 in response to the Staff’s comment.

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010, page 71

17.	We note that the Jewell Coke reportable segment’s earnings margin declined from 57.9% to 28%. Please provide a more comprehensive analysis for this decline. In this regard, please explain how the lower sales pricing resulted in lower margins, including quantification of the impact to earnings. Please also quantify the average coal prices for each period, including quantification of the impact to earnings.

Response: The Company has revised the Registration Statement on page 72 in response to the Staff’s comment.

18.	We note that the Haverhill and Granite City facilities were able to recover the higher coal and other operating costs, but the Indiana Harbor facilities were not. Please provide an explanation as to why.

Response: The Company has revised the Registration Statement on page 73 in response to the Staff’s comment.

19.	Please explain what the operational issues and changes in geological conditions were that negatively impacted the March 31, 2011 operating margins.

Response: The Company has revised the Registration Statement on page 74 in response to the Staff’s comment.

Liquidity and Capital Resources, page 75

20.	On page F-38, we note your discussion of certain credit agreements that you have with Sunoco, Inc. (R&M). Please discuss these credit agreements in your Liquidity section, including the total amount available and outstanding, the interest rate, the expiration date, any applicable covenants, and a statement as to whether you are in compliance with these covenants.

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

Response: The Company has revised the Registration Statement on page 77 in response to the Staff’s comment.

Capital Requirements and Expenditures, page 76

21.	Please specifically identify the ongoing capital expenditure that you refer to as “recurring maintenance spending” for $48 million in fiscal year 2011, including an explanation as to why the capital expenditures are not considered normal repairs and maintenance.

Response: The Company has revised the Registration Statement on page 79 in response to the Staff’s comment.

Critical Accounting Policies, page 79

Properties, Plants and Equipment, page 80

22.	Please revise your disclosures for your assessment of the Indiana Harbor cokemaking facility for impairment as of December 31, 2010 to provide investors with an understanding as to how the March 31, 2011 results compare to the estimates previously made.

Response: The Company has revised the Registration Statement on page 83 in response to the Staff’s comment.

SunCoke Combined Financial Statements for the Fiscal Year Ended December 31, 2010

1. Summary of Significant Accounting Policies, page F-7

Properties, Plants and Equipment, page F-9

23.	We note your statement that “indirect costs are generally not capitalized.” We further note your disclosure on page 80 in which you state no indirect costs are capitalized. Please revise your disclosures to be consistent. To the extent that you continue to state that you generally do not capitalize indirect costs, please revise your disclosure to explain those indirect costs that are capitalized, how you determined the amount of indirect costs to capitalize, that general and administrative costs are not capitalized, and the amount of indirect costs capitalized for each period presented.

Response: The Company has revised the Registration Statement on page F-9 to eliminate the reference to “generally” in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

SunCoke Combined Financial Statements for the Fiscal Quarter Ended March 31, 2011

2. Acquisition, page F-36

24.	We note your disclosure on page F-37 regarding your reliance on a valuation report by a third party valuation expert in estimating the fair value of the intangible assets and asset retirement obligations acquired from HKCC. Please tell us the nature and extent of this third party’s involvement and explain whether you believe the third party was acting as an expert such that SunCoke must disclose the name of the third party in its registration statement and obtain the third party’s consent to be named.

Response: The Company has removed all references to the valuation expert and no portion of its report is quoted or summarized in the Registration Statement. Accordingly, the written consent of the expert is not required to be filed as an exhibit to the Registration Statement in accordance with Securities Act Rule 436 (17 CFR § 230.436). The Company has revised the Registration Statement on page F-37 in response to the Staff’s comment.

7. Commitments and Contingent Liabilities, page F-42

25.	We note your disclosure regarding the demand notice from the EPA. While we understand that you may not be able to determine the ultimate penalty, please disclose the amount or range of reasonably possible loss in excess of accrual. If you do not believe the amount will be material to your combined financial position, results of operations or cash flows, please state as such. If you are unable to estimate the amount or range of reasonably possible loss in excess of accrual, please disclose this fact. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

Response: The Company has revised the Registration Statement on page F-42 in response to the Staff’s comment.

Management, page 123

26.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Darnall should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about his particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 127 in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

Exhibit Index

27.	It appears that you have not yet filed Exhibits 10.12 and 10.24. Please file these exhibits in your next amendment or advise us as to where they are filed.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it previously filed Exhibit 10.12 (the Letter Agreement between Michael J. Thomson and Sunoco, Inc., dated September 2, 2010) as Exhibit 10.11 to the Registration Statement on Form S-1 filed on March 23, 2011. The Company has re-filed such letter agreement with Amendment No. 3 as Exhibit 10.12 to the Registration Statement.

The Company also respectfully informs the Staff that the letter agreement previously filed under Exhibit 10.20 served as both (a) Amendment No. 2 to Amended and Restated Coke Supply Agreement, dated as of May 7, 2008, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.), which was previously listed as Exhibit 10.20, and (b) Amendment No. 2 to Coke Purchase Agreement, dated as of May 7, 2008, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.), which was previously listed as Exhibit 10.24. To avoid confusion, the Company has revised the description of Exhibit 10.20 to indicate that the letter agreement filed as Exhibit 10.20 serves in both capacities, and has eliminated Exhibit 10.24 from the Exhibit list.

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1394.

Sincerely,

/s/ David K. Lam
David K. Lam

cc:	Denise R. Cade, Esq.

Senior Vice President, General Counsel and Corporate Secretary

SunCoke Energy, Inc.

1011 Warrenville Road, 6th Floor.

Lisle, IL 60532

Mr. Ingram

Securities and Exchange Commission

June 23, 2011

Stacy L. Fox, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Sunoco, Inc.

1818 Market Street – Suite 1500

Philadelphia, Pennsylvania 19103